Mail Stop 3561


								August 29, 2006

Mr. Ronald A. Fromm
Chief Executive Officer
Brown Shoe Company, Inc.
8300 Maryland Avenue
St. Louis, Missouri  63105

		RE:	Brown Shoe Company, Inc.
			Form 10-K for Fiscal Year Ended January 28, 2006 Form 10-Q for Fiscal Quarter Ended April 29, 2006 File No. 1-2191

Dear Mr. Fromm:

		We have reviewed your filings and have the following comments. We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or revisions are unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

		Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended January 28, 2006

Financial Statements and Supplementary Data

Consolidated Statements of Cash Flow, page 36

1. We note that cash and cash equivalents includes balances of your
Canadian and other foreign operations. Please tell us how you have classified the effect of exchange rate changes on cash balances held in foreign currencies in the statement and why the effect is not reported as a separate part of the reconciliation of the change in cash and cash equivalents for each year presented. Please refer to paragraph 25 of SFAS 95.


Note 7.  Income Taxes, page 49

2. In future filings please disclose the total amounts of current and deferred tax expense or benefit attributable to continuing operations for each year presented. Please refer to paragraph 45 of SFAS 95.

3. It does not appear that the repatriation of foreign earnings would have a continuing impact on your results of operations subsequent to the acquisition of Bennett. Please tell us why it is appropriate to include the repatriation of foreign earnings and the associated tax expense in pro forma results of operations for 2004.

Note 18.  Financial Information for the Company and its
Subsidiaries,
page 60

4. Please tell us whether each of the subsidiary guarantors is
100%
owned by the parent. If so, please disclose that fact in future filings. If not, please tell us why the exception in paragraph
(f)
of Rule 3-09 of Regulation S-X applies.

Controls and Procedures, page 66

5. You state it is the Chief Executive Officer`s and Chief
Financial
Officer`s ultimate responsibility to ensure the Company maintains disclosure controls and procedures designed to provide reasonable assurance that material information, both financial and non-financial, and other information required under the securities laws to be disclosed is identified and communicated to senior management on a timely basis. Please revise to clarify, if true, that your disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission`s rules and forms, and is accumulated and communicated to your management, including your principal executive and principal financial officers, to allow timely decisions regarding required disclosure. Please refer to Exchange Act Rules 13a-15(e) and 15d-15(e).

6. We also note your statement that "a control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met." Please revise to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management`s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in
Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.



Form 10-Q for the Quarterly Period Ended April 29, 2006

Controls and Procedures, page 25

7. We note the statement that your disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed is recorded, processed, summarized and reported within the time periods specified. In future filings please revise to clarify, if true, that your disclosure controls and procedures are also effective to ensure that information required to be disclosed by you in the reports that you file or submit under the
Act is accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, to allow timely decisions regarding required disclosure. Please refer to Exchange Act Rule 13a-15(e).

		As appropriate, please amend your filings and respond to these comments within 10 business days, or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review.
Please
understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.



		You may contact Sondra Snyder at (202) 551-3332, or in her absence, William Thompson at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters.
Please contact me at (202) 551-3849 with any other questions.

							Sincerely,



							James A. Allegretto
							Senior Assistant Chief
Accountant

Mr. Ronald Fromm
Brown Shoe Company, Inc.
August 29, 2006
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